Exhibit 99.3

CannTrust to Start Trading on NYSE on February 25

VAUGHAN, ON, February 20, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX:TRST) is pleased to announce that it has satisfied all the regulatory requirements to list its common shares on the New York Stock Exchange (“NYSE”).

Trading of the Company’s common shares on the NYSE will begin on Monday, February 25, 2019 under the ticker symbol “CTST”. The Company’s common shares will continue to be listed on the Toronto Stock Exchange under the ticker symbol “TRST”.

“We are continuously looking to deliver shareholder value and the NYSE listing is a natural progression for CannTrust,” said Peter Aceto, Chief Executive Officer. “We have taken steps to strengthen our management team to accelerate our growth as we face high demand for our products and expertise, both domestically and internationally. Specifically, we have recently hired Greg Guyatt as Chief Financial Officer, who has demonstrated experience in international capital markets. We expect the NYSE listing will result in an expanded institutional and retail shareholder base, increased capital markets exposure and firmly establish CannTrust as a global company.”

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada, and the 2018 Canadian Cannabis Awards “Top Licensed Producer of the Year”. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 63,000 medical patients with its dried, extract and capsule products. The Company operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility in Pelham, Ontario and prepares and packages its product portfolio at its 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is developing nanotechnology to develop new products in the medical, recreational, beauty, wellness and pet markets. The Company has established its international footprint through a strategic partnership with Cannatrek Ltd. in Australia and a joint venture with STENOCARE in Denmark. The Company has also partnered with Breakthru Beverage Group through Kindred Canada, for recreational distribution in Canada. CannTrust is committed to research and innovation through partnerships with McMaster University in Ontario and Gold Coast University in Australia, which were designed to contribute to the growing body of evidence-based research regarding the use and efficacy of cannabis.

For more information, please visit www.canntrust.ca.

Forward Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release are based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information and statements includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to the anticipated impact of the NYSE listing on CannTrust’s shareholder base and market perception. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit to CannTrust’s Form 40-F registration statement under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2019 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:
Sybil Eastman	Marc Charbin
Tel: 1-888-677-1477	416-519-2156 x2232
media@canntrust.ca	investor@canntrust.ca